UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER

SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Immune Design Corp.

(Name of Subject Company — Issuer)

CASCADE MERGER SUB INC.

MERCK SHARP & DOHME CORP.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45252L103

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President and Corporate Secretary

Merck & Co., Inc.

2000 Galloping Hill Road

Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Barbara L. Becker

Saee Muzumdar

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$296,454,450.39	$35,930.28
*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) 48,363,046 shares of common stock of Immune Design Corp. (“IMDZ”), par value $0.001 per share (the “Shares”), plus 635,165 Shares issuable upon the settlement of awards of time-vesting restricted stock units issued under IMDZ’s 2014 Omnibus Incentive Plan and 2008 Equity Incentive Plan, multiplied by the offer price of $5.85 per Share, (2) 5,007,902 Shares issuable pursuant to outstanding options, multiplied by $1.89, which is the offer price of $5.85 per Share minus the weighted average exercise price for such options of $3.96 per Share, and (3) 74,306 Shares subject to outstanding purchase rights under IMDZ’s 2014 Employee Stock Purchase Plan, multiplied by $4.71, which is the offer price of $5.85 per Share minus the exercise price for such Shares of $1.14 per Share. The calculation of the transaction value is based on information provided by IMDZ.

**

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$35,930.28
Form or Registration No.:	Schedule TO
Filing Party:	Merck Sharp & Dohme Corp. and Cascade Merger Sub Inc.
Date Filed:	March 5, 2019.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 5, 2019 (this “Schedule TO”) and relates to the offer by Cascade Merger Sub Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Merck Sharp & Dohme Corp. (“Parent”), and an indirect subsidiary of Merck & Co., Inc. (“Merck”), to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Immune Design Corp. (“IMDZ”), for $5.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 11.    Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as set forth below:

Section 16 of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following after the last sentence thereof:

Litigation. Beginning on March 11, 2019, two putative class-action lawsuits were filed on behalf of purported IMDZ stockholders: the first captioned Tullman v. Immune Design Corp., et al., No. 2:19-cv-00350 (filed March 11, 2019 in the United States District Court for the Western District of Washington) (the “Tullman Complaint”) and the second captioned Hutchings v. Immune Design Corp., et al., No. 2:19-cv-00373 (filed March 14, 2019 in the United States District Court for the Western District of Washington) (the “Hutchings Complaint” and together with the Tullman Complaint, the “Complaints”). The Complaints were filed against IMDZ and each member of IMDZ’s board of directors. The Complaints assert claims for violations of Sections 14(e) and 20(a) of the Securities Exchange Act and allege, among other things, that certain material information was omitted from IMDZ’s 14D-9, which the Complaints allege render the information disclosed materially misleading. The Complaints seek to enjoin the proposed transaction, or in the event the proposed transaction is consummated, to recover money damages.

Section 16 of the Offer to Purchase is hereby amended and restated by deleting the second paragraph of the subsection titled “Antitrust Compliance” and replacing it with the following:

On March 5, 2019, each of Parent and IMDZ filed its respective Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer. Parent also made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. On March 15, 2019, the FTC granted early termination of the waiting period applicable to the Offer. Accordingly, the HSR Condition has been satisfied.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Cascade Merger Sub Inc.

By:	/s/ Faye C. Brown
Name:	Faye C. Brown
Title:	Assistant Secretary

Merck Sharp & Dohme Corp.

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	SVP, Corporate Development

Date: March 15, 2019